



JOHNSON MUTUAL FUNDS

Johnson Institutional Core Bond Fund

CLASS I: JIBFX CLASS F: JIMFX

AS OF: MARCH 31, 2024

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★

CLASS F

★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBFX	JIMFX
CUSIP:	479164808	479164790
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%
Minimum Investment:	$1,000,000	$500,000

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:
Bloomberg US Aggregate Bond Index

Average Credit Quality:	AA-
SEC Yield:	4.38% (Class I)
Effective Duration:	6.71 years
Weighted Average Life:	8.46 years
Portfolio Turnover:	22.90% (12-mo.)
Number of Holdings:	199

ANNUALIZED PERFORMANCE

	Class I JIBFX	Class F JIMFX	Benchmark -
1 YEAR:	1.19%	1.07%	1.70%
3 YEAR:	-2.70%	-2.86%	-2.46%
5 YEAR:	0.43%	0.26%	0.36%
10 YEAR:	1.84%	1.71%	1.54%

FUND DESCRIPTION

Johnson Institutional Core Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays US Aggregate Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	1st QTR 2024	2023	2022	2021	2020	2019	2018	2017
CLASS I - JIBFX	-0.80%	5.43%	-13.70%	-2.04%	9.71%	8.94%	0.13%	3.72%
CLASS F - JIMFX	-0.87%	5.29%	-13.81%	-2.15%	9.57%	8.56%		
BENCHMARK	-0.78%	5.53%	-13.01%	-1.54%	7.51%	8.72%	0.01%	3.54%

QUALITY WEIGHTINGS:


Agency & Treasury
AAA
AA
A
BBB
0%
10%
20%
30%
40%
50%
60%
70%
80%

SECTOR WEIGHTINGS:


MBS
CDs
Utility
Industrial
Treasury
Bank and Finance
Agency
Munis
0%
10%
20%
30%
40%
50%
60%
70%
JOHNSON
BLOOMBERG US AGGREGATE BOND INDEX

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- Chief Executive Officer, Principal
- 31 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income & Portfolio Manager, Principal
- 26 Years Industry Experience

Brandon Zureick, CFA
- Managing Director & Portfolio Manager, Principal
- 16 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager, Principal
- 17 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager, Principal
- 11 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Core Bond Fund, at least through April 30, 2024, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2024. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2024 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.







JOHNSON MUTUAL FUNDS

Johnson Institutional Core Bond Fund

CLASS I: JIBFX CLASS S: JIBSX

AS OF: MARCH 31, 2024

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★

CLASS S

★★★

KEY FACTS

Class:	Class I	Class S
Ticker:	JIBFX	JIBSX
CUSIP:	479164808	479164766
Share Class Launch Date:	8/31/2000	9/18/2023
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.50%
Minimum Investment:	$1,000,000	$2,000

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:
Bloomberg US Aggregate Bond Index

Average Credit Quality:	AA-
SEC Yield:	4.38% (Class I)
Effective Duration:	6.71 years
Weighted Average Life:	8.46 years
Portfolio Turnover:	22.90% (12-mo.)
Number of Holdings:	199

ANNUALIZED PERFORMANCE

	Class I JIBFX	Class S JIBSX	Benchmark -
1 YEAR:	1.19%	1.01%	1.70%
3 YEAR:	-2.70%	-2.76%	-2.46%
5 YEAR:	0.43%	0.40%	0.36%
10 YEAR:	1.84%	1.82%	1.54%

FUND DESCRIPTION

Johnson Institutional Core Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays US Aggregate Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	1st QTR 2024	2023	2022	2021	2020	2019	2018	2017
CLASS I - JIBFX	-0.80%	5.43%	-13.70%	-2.04%	9.71%	8.94%	0.13%	3.72%
CLASS S - JIBSX	-0.91%	5.36%	-13.70%	-2.04%	9.71%	8.94%	0.13%	3.72%
BENCHMARK	-0.78%	5.53%	-13.01%	-1.54%	7.51%	8.72%	0.01%	3.54%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON   ■ BLOOMBERG US AGGREGATE BOND INDEX

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- Chief Executive Officer, Principal
- 31 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income & Portfolio Manager, Principal
- 26 Years Industry Experience

Brandon Zureick, CFA
- Managing Director & Portfolio Manager, Principal
- 16 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager, Principal
- 17 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager, Principal
- 11 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Core Bond Fund, at least through April 30, 2024, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2024. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2024 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.









JOHNSON MUTUAL FUNDS

Johnson Opportunity Fund

CLASS I: JOPPX CLASS S: JOSSX

AS OF: MARCH 31, 2024

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★★

CLASS S

★★★★

KEY FACTS

Class:	Class I	Class S
Ticker:	JOPPX	JOSSX
CUSIP:	479164204	479164758
Share Class Launch Date:	05/16/1994	09/18/2023
Expense Ratio:	0.90%	1.15%
Minimum Investment:	$1,000,000	$2,000

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

Russell 2500

P/E Ratio (Trailing):	34.78
P/B Ratio (Trailing):	4.37
P/CF Ratio (Trailing):	17.32
Weighted Avg. Market Cap:	$9.8B
Number of Holdings:	78
Active Share:	90.98%

ANNUALIZED PERFORMANCE

	Class I JOPPX	Class S JOPPX	Benchmark -
1 YEAR:	22.67%	22.50%	21.43%
3 YEAR:	8.95%	8.90%	2.97%
5 YEAR:	11.81%	11.78%	9.90%
10 YEAR:	9.09%	9.08%	8.84%

FUND DESCRIPTION

The Johnson Opportunity Fund is a domestic equity portfolio that seeks to consistently outperform the Russell 2500 Index over a full market cycle. The team's quality-focused investment discipline intends to reduce volatility and provide downside protection in turbulent markets. Johnson utilizes a disciplined portfolio construction framework relying on fundamental bottom-up research aided by a proprietary quantitative assessment.

FUND HIGHLIGHTS

- Primarily market cap ranges from $400 million to $15 billion
- Diversified portfolio of 70-90 securities
- Historically lower volatility than the Russell 2500

INVESTMENT STRATEGY

The Johnson Opportunity Fund relies on a disciplined, multi-step process designed to manage risk and generate alpha. This process combines fundamental, bottom-up research with proprietary quantitative analysis and team discussion to identify high-quality companies that exhibit a favorable combination of valuation and momentum characteristics.

QUANTITATIVE RESEARCH

- Sector-specific score based on quality, valuation, and momentum (QVM) factors
- Quality Factor Test to identify risk management concerns and guide the fundamental research process
- Output used to screen SMID cap universe and as a continuous risk management tool

FUNDAMENTAL RESEARCH

- Sector-specific analysts perform bottom-up research on industries and companies
- Detailed modeling, analysis, and evaluation to determine high-quality companies at attractive valuations
- Analyst recommendation to strategy team

PORTFOLIO CONSTRUCTION

- Team discussion and debate of analyst recommendations
- Final investment decision made by Portfolio Manager
- Fundamental maintenance research conducted by sector analysts
- Continuous evaluation of risk management factors aided by quantitative analysis

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy focuses on quality companies over a complete market cycle. Historical evidence supports their belief that high-quality companies outperform over the long run with reduced volatility and greater downside protection in turbulent markets. The Fund's advisor seeks to improve investment results by considering both valuation and momentum. Combining valuation and momentum factors within their quality focused approach has historically resulted in greater returns, and superior risk-adjusted results over time. Finally, pairing fundamental research with their proprietary quantitative assessment leads to a stronger investment discipline for the Fund and results in a more disciplined investment process, and should lead to greater risk management and more consistent performance over time.

CALENDAR YEAR PERFORMANCE

	1ST QTR 2024	2023	2022	2021	2020	2019	2018	2017
CLASS I - JOPPX	7.82%	17.12%	-12.46%	30.59%	7.84%	28.63%	-14.16%	16.91%
CLASS S - JOSSX	7.74%	17.05%	-12.46%	30.59%	7.84%	28.63%	-14.16%	16.91%
BENCHMARK	6.92%	17.42%	-18.37%	18.18%	19.99%	27.77%	-10.00%	16.81%

SECTOR WEIGHTINGS:


0%
5%
10%
15%
20%
25%
30%
Communication Services
Cons. Disc.
Cons. Staples
Energy
Financials
Health Care
Industrials
Info. Tech.
Materials
Real Estate
Utilities

JOHNSON RUSSELL 2500 ALL DATA IS AS OF 03/31/2024

SOURCE: INDEX DATA SOURCED FROM FTSE RUSSELL

OPPORTUNITY FUND TEAM:

Brian Kute, CFA
- Managing Director of Research & Senior Portfolio Manager, Principal
- 32 Years Industry Experience

Chris Godby, CFA
- Senior Research Analyst
- 18 Years Industry Experience
- Sectors: Technology and Communication Services

Bryan Andress, CFA
- Senior Research Analyst, Principal
- 11 Years Industry Experience
- Sector: Industrials, Materials and Utilities

TOP 10 HOLDINGS:

NAME	% OF PORTFOLIO
WINTRUST FINANCIAL CORP	2.08%
APPLIED INDUSTRIAL TECHNOLOGIES INC	1.91%
AXIS CAP HOLDINGS LTD	1.87%
SMITH A O CORP	1.82%
EVEREST GROUP LTD	1.78%
UNITIL CORP	1.75%
HAWKINS INC	1.72%
CHARLES RIVER LABORATORIES INTL INC	1.71%
AVERY DENNISON CORP	1.71%
LEIDOS HOLDINGS INC	1.70%

Table Source: Model holdings are subject to change. There is no assurance that any of the securities shown still remain in the portfolio at the time you received this fact sheet. Actual holdings and percentage allocation in individual client portfolios may vary and are subject to change. The Top Ten Holdings, as well as the other data presented, are as of the period indicated, and should not be considered a recommendation to purchase, hold, or sell any particular security. It should not be assumed that any of the Top Ten Holdings were or will be profitable going forward.

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on market conditions and other factors. As with any mutual fund investment, the Fund's returns may vary and you could lose money. The Fund value might decrease in response to the activities and financial prospects of an individual company. The Fund may incur greater transaction costs and realized capital gains as a result of higher turnover of securities. Common stocks tend to be more volatile than other investment choices. The Adviser's judgments about the attractiveness, value and potential appreciation of particular securities in which the Fund invests may prove to be incorrect and there is no guarantee that the Adviser's judgment or quantitative model will produce the desired results. In addition, the stocks of small sized and medium sized companies are subject to certain risks including: Possible dependence on a limited product line, limited financial resources or a limited management group. Less frequent trading and trading with smaller volume than larger stocks, which may make it difficult for the Fund to buy or sell the stocks. Greater fluctuation in value than larger, more established company stocks.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or"star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.









JOHNSON MUTUAL FUNDS

Johnson Equity Income Fund

CLASS I: JEQIX CLASS S: JEQSX

AS OF: MARCH 31, 2024

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★

CLASS S

★★★

KEY FACTS

Class:	Class I	Class S
Ticker:	JEQIX	JEQSX
CUSIP:	479164840	479164774
Share Class Launch Date:	1/1/2006	9/18/2023
Expense Ratio:	0.75%	1.00%
Minimum Investment:	$1,000,000	$2,000

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

S&P 500

BETA:	0.91
Yield:	1.77%
Forward EV/EBITDA:	14.17
Median CFROI:	39.37%
Market Capitalization:	$388.5B
% of Portfolio Holdings with S&P Credit Rating of A- or Higher:	63.00%

ANNUALIZED PERFORMANCE

	Class I JEQIX	Class S JEQSX	Benchmark -
1 YEAR:	18.35%	18.18%	29.88%
3 YEAR:	8.93%	8.88%	11.49%
5 YEAR:	12.54%	12.51%	15.05%
10 YEAR:	10.82%	10.81%	12.96%

FUND DESCRIPTION

The Johnson Equity Income Fund is a domestic large cap equity portfolio that seeks to outperform the S&P 500 over a full market cycle. The portfolio aims to provide long-term capital growth with above-average shareholder yield and reduced volatility through downside protection. Johnson utilizes a disciplined construction framework relying on fundamental bottom-up research focused exclusively on quality companies.

FUND HIGHLIGHTS

- Domestic large cap equities with market cap over $2 billion
- Diversified portfolio of 40-60 securities
- Historically lower volatility than the S&P 500
- Expected annual turnover between 20 - 40%

INVESTMENT STRATEGY

- Maintain lower volatility than the market
- Demand higher quality companies than the market
- Ensure full diversification at both sector and security levels
- Deliver shareholder yield greater than the market
- Maintain a lower valuation than the market
- Avoid market timing by staying fully invested

INVESTMENT PHILOSOPHY

We seek to protect and enhance the spending power of capital over time through a focused discipline on quality, valuation, and shareholder yield. Our bottoms-up security selection approach seeks to add quality companies with sustainable competitive advantages and strong management teams that have a track record of building shareholder value. We define high quality companies as those with high returns on investment, stable to expanding profitability and responsible leverage that provides financial stability. We believe that returning capital to shareholders via dividends, net share repurchases, and net debt reduction is a hallmark of a high quality business and creates positive incentives for managers making capital allocation decision.

The team relies on a disciplined portfolio construction process that incorporates valuation and risk management in the context of portfolio volatility and bear market sensitivity. Our quality focus aims to provide investors with downside protection, specifically during periods of heighted volatility and market stress.

CALENDAR YEAR PERFORMANCE

	1st QTR 2024	2023	2022	2021	2020	2019	2018	2017
JEQIX	6.41%	13.42%	-9.74%	25.96%	12.24%	34.07%	-2.68%	25.03%
JEQSX	6.36%	13.31%	-9.74%	25.96%	12.24%	34.07%	-2.68%	25.03%
BENCHMARK	10.56%	26.29%	-18.11%	28.71%	18.40%	31.49%	-4.38%	21.83%

SECTOR WEIGHTINGS:


Communication Services
Consumer Discretionary
Consumer Staples
Energy
Financials
Health Care
Industrials
Information Technology
Materials
Real Estate
Utilities
0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 35.0%
JOHNSON
S&P 500

ALL DATA IS AS OF 03/31/2024
SOURCE: JOHNSON ASSET MANAGEMENT, FACTSET

EQUITY INCOME FUND TEAM:

Charles Rinehart, CFA, CAIA
- Principal, Chief Investment Officer
- 14 Years Industry Experience

William Jung, CFA
- Principal, Senior Research Analyst
- 24 Years Industry Experience

Eric Bachus, CFA
- Associate Portfolio Manager
- 6 Years Industry Experience

TOP 10 HOLDINGS:

NAME	% OF PORTFOLIO
ALPHABET INC	4.12%
MICROSOFT CORP	3.94%
NASDAQ INC	3.42%
WILLIAMS COS INC	3.11%
CHEVRON CORP	3.08%
AMERICAN ELECTRIC POWER CO INC	3.04%
CENCORA INC	2.98%
DANAHER CORPORATION	2.92%
ALLIANT ENERGY CORP	2.76%
UNITEDHEALTH GROUP INC	2.71%

Table Source: Model holdings are subject to change. There is no assurance that any of the securities shown still remain in the portfolio at the time you received this fact sheet. Actual holdings and percentage allocation in individual client portfolios may vary and are subject to change. The Top Ten Holdings, as well as the other data presented, are as of the period indicated, and should not be considered a recommendation to purchase, hold, or sell any particular security. It should not be assumed that any of the Top Ten Holdings were or will be profitable going forward.

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on market conditions and other factors. As with any mutual fund investment, the Fund's returns may vary and you could lose money. The Fund value might decrease in response to the activities and financial prospects of an individual company. The Fund may incur greater transaction costs and realized capital gains as a result of higher turnover of securities. Common stocks tend to be more volatile than other investment choices. The Adviser's judgments about the attractiveness, value and potential appreciation of particular securities in which the Fund invests may prove to be incorrect and there is no guarantee that the Adviser's judgment or quantitative model will produce the desired results. In addition, the stocks of small sized and medium sized companies are subject to certain risks including: Possible dependence on a limited product line, limited financial resources or a limited management group. Less frequent trading and trading with smaller volume than larger stocks, which may make it difficult for the Fund to buy or sell the stocks. Greater fluctuation in value than larger, more established company stocks.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance.

The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.

Before you invest, you may want to review the Fund's Prospectus and Statement of Additional information, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the fund online at www.johnsonmutualfunds.com. You can also get this information at no additional cost by calling (800) 541-0170 or by sending an email request to prospectus@johnsonmutualfunds.com.



JOHNSON MUTUAL FUNDS

Johnson Institutional Enhanced Return Fund

AS OF: MARCH 31, 2024

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

★★★

KEY FACTS

Ticker:	JENHX
CUSIP:	479164881
Launch Date:	12/30/2005
Expense Ratio:	0.35%
Minimum Investment:	$1,000,000

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark

S&P 500 Index

Average Credit Quality:	A+
Effective Duration:	2.08 years
Weighted Average Life:	2.29 years
Portfolio Yield:	4.47%
Portfolio Turnover:	24.39% (12-mo.)
Number of Holdings	108

ANNUALIZED PERFORMANCE

	JENHX	Benchmark
1 YEAR:	26.99%	29.88%
3 YEAR:	7.77%	11.49%
5 YEAR:	12.91%	15.05%
10 YEAR:	11.88%	12.96%

FUND DESCRIPTION

Johnson Enhanced Return Fund aims to outperform the S&P 500 Index with low tracking error and comparable volatility. The Fund seeks to accomplish this by providing investment exposure to the large cap equity market through the use of S&P 500 index futures, combined with alpha generating short duration investment-grade fixed income securities.

FUND HIGHLIGHTS

- Blend of S&P 500 Futures Contracts and high quality Fixed Income
- Approximately 5% of portfolio held on margin/95% invested in high quality short duration bonds
- Proprietary quality yield approach
- Fixed Income component is 100% Investment Grade
- Diversification by Sector, Issuer and Maturity
- No derivatives, no high yield, no foreign currency exposure

INVESTMENT STRATEGY

Replicate the S&P 500 Index

- Long positions in S&P 500 Index futures to match fund NAV
- Futures returns will track the index, minus an implied financing cost
- Approximately 5% of portfolio maintained on margin

Generate Alpha with Fixed Income

- Remaining fund assets invested in short duration investment-grade bonds
- Bond returns in excess of futures' financing cost generate alpha
- No high yield, no currency, no derivatives

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, without sacrificing reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	1ST QTR 2024	2023	2022	2021	2020	2019	2018	2017
JENHX	9.24%	24.91%	-23.56%	26.51%	19.38%	33.80%	-6.06%	21.39%
BENCHMARK	10.56%	26.29%	-18.11%	28.71%	18.40%	31.49%	-4.38%	21.83%

APPROACH, COMBINATION OF ACTIVE AND INDEX MANAGEMENT

Benefits of Active Management

- Returns that are able to outperform the index
- Ability to adapt to changing market conditions

Benefits of Index Management

- Benchmark correlation
- Lower volatility, lower fees

	ACTIVE	PASSIVE	JOHNSON ENHANCED
ALPHA	-1.39%	-0.21%	-1.07%
BETA	1.01	1.00	1.05
TRACKING ERROR	5.97%	0.05%	1.66%
STANDARD DEVIATION	16.21%	15.16%	15.97%
BATTING AVERAGE	0.46%	0.21%	0.48%
UPSIDE CAPTURE	98.08%	99.66%	100.85%
DOWNSIDE CAPTURE	102.44%	100.33%	105.82%
SHARPE RATIO	0.64	0.75	0.66
INFORMATION RATIO	-0.27	-2.74	-0.65

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- Chief Executive Officer, Principal
- 31 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income & Portfolio Manager, Principal
- 26 Years Industry Experience

Brandon Zureick, CFA
- Managing Director & Portfolio Manager, Principal
- 16 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager, Principal
- 17 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager, Principal
- 11 Years Industry Experience

Table Source: eVestment. Trailing 10 years as of 03/31/2024. Active is defined as the median of the eVestment Large Cap Equity pooled vehicles. Passive is the median of the eVestment Passive S&P 500 Equity pooled vehicles Universe. All comparisons are net-of-fees.

Table Glossary: Alpha-excess returns generated for a given level of risk; Beta-a measure of volatility or systematic risk of a security or portfolio in comparison to the market as a whole; Tracking Error-the annualized standard deviation of excess return to the benchmark; Standard Deviation-Standard deviation of return measures the average deviations of a return series from its mean, and is often used as a measure of risk. A large standard deviation implies that there have been large swings in the return series of the manager. Measure of total risk; Upside Capture- measures the percentage of market gains captured by a manager when markets are up. Ratio over 100 indicates fund generally outperformed the benchmark during periods of positive returns for the benchmark; Downside Capture-measures the percentage of market losses endured by a manager when markets are down. Ratio of less than 100 indicates that a fund has lost less than its benchmark in periods of benchmark loss; Sharpe Ratio-a risk- adjusted measure of return which uses standard deviation to represent risk. (Average Portfolio Return - Risk Free Rate)/Standard Deviation; Information Ratio-a measure of risk-adjusted returns of a portfolio vs. a benchmark. It is the summation of the annualized excess returns divided by the annualized standard deviation of excess returns. The Information Ratio measures the consistency with which a manager beats a benchmark.

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations. The Fund may be slightly under-invested or slightly over-invested compared to the underlying S&P 500 equity index, which could cause the Fund to be slightly less or more volatile than the underlying index, and the Fund's returns from the futures contracts may not mirror the underlying index.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.



JOHNSON MUTUAL FUNDS

Johnson Institutional Core Plus Bond Fund

AS OF: MARCH 31, 2024

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

NOT YET RATED

KEY FACTS

Ticker:	JCPLX
CUSIP:	479164782
Share Class Launch Date:	11/17/2021
Expense Ratio:	0.45%
Minimum Investment:	$1,000,000

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

Bloomberg US Aggregate Bond Index

Average Credit Quality:	A+
SEC Yield:	4.53%
Effective Duration:	6.44 years
Weighted Average Life:	6.97 years
Portfolio Turnover:	49.81% (12-mo.)
Number of Holdings:	98

ANNUALIZED PERFORMANCE

	JCPLX	Benchmark
1 YEAR:	1.42%	1.70%
3 YEAR:	-	-
5 YEAR:	-	-
10 YEAR:	-	-

FUND DESCRIPTION

Johnson Core Plus Bond Fund is a domestic fixed income portfolio that aims to maximize outperformance over the market index, with comparable volatility. The Fund's stated objective is a high level of income over the long term consistent with the preservation of capital.

FUND HIGHLIGHTS

- Flexibility to use non-investment grade securities to enhance yield and total return
- 100% US Dollar denominated
- Proprietary Quality Yield approach

INVESTMENT STRATEGY

- Flexibility to invest up to 40% of the Fund's net assets in securities rated below investment grade
- Yield enhancement focused on non-cyclical BB and B rated credits
- Duration between 80% and 120% of benchmark
- Diversification by sector, issuer, and maturity
- Utilize longer duration government securities as a credit hedge and for liquidity
- Treasury futures to help manage duration and yield curve structure
- Emphasis on intermediate maturity to capture roll return and "off the run" premium

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on high-quality, non-cyclical securities.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this, the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. Additionally, the Fund has the flexibility to invest in securities rated below Investment Grade as a way to further enhance its long-term yield and total return. Typically, the team seeks to find BB and B rated securities with meaningfully lower spread volatility than the High Yield index. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the Index. Furthermore, balancing the Fund's tilt toward corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the fund seeks to provide downside protection, it may not always be able to do so.

Unique to our industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter spread duration should lead to solid attribution from security selection

CALENDAR YEAR PERFORMANCE

	1ST QTR 2024	2023	2022
JCPLX	-0.83%	5.81%	-13.71%
BENCHMARK	-0.78%	5.53%	-13.01%

QUALITY WEIGHTINGS:


Agency & Treasury
AAA
AA
A
B
BA
BAA
0%
10%
20%
30%
40%
50%
60%
70%

SECTOR WEIGHTINGS:


MBS
CDs
Utility
Industrial
Treasury
Bank and Finance
Agency
Munis
0%
10%
20%
30%
40%
50%
60%
70%
JOHNSON
BLOOMBERG US AGGREGATE BOND INDEX

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- Chief Executive Officer, Principal
- 31 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income & Portfolio Manager, Principal
- 26 Years Industry Experience

Brandon Zureick, CFA
- Managing Director & Portfolio Manager, Principal
- 16 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager, Principal
- 17 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager, Principal
- 11 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.







JOHNSON MUTUAL FUNDS

Johnson Institutional Intermediate Bond Fund

CLASS I: JIBEX CLASS F: JIMEX

AS OF: MARCH 31, 2024

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★★★

CLASS F

★★★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBEX	JIMEX
CUSIP:	479164709	479164824
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%
Minimum Investment:	$1,000,000	$500,000

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:
Bloomberg Intermediate US Gov't/Credit Bond Index

Average Credit Quality:	A+
SEC Yield:	4.50% (Class I)
Effective Duration:	4.18 years
Weighted Average Life:	4.76 years
Portfolio Turnover:	41.67% (12-mo.)
Number of Holdings:	94

ANNUALIZED PERFORMANCE

	Class I JIBEX	Class F JIMEX	Benchmark -
1 YEAR:	2.81%	2.63%	2.69%
3 YEAR:	-1.28%	-1.43%	-1.06%
5 YEAR:	1.03%	0.88%	1.09%
10 YEAR:	1.84%	1.72%	1.61%

FUND DESCRIPTION

Johnson Institutional Intermediate Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary Quality Yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the Bloomberg Barclays Intermediate US Gov't/Credit Bond Index
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	1st QTR 2024	2023	2022	2021	2020	2019	2018	2017
CLASS I - JIBEX	-0.09%	5.38%	-9.18%	-1.66%	7.20%	7.53%	0.42%	2.99%
CLASS F - JIMEX	-0.11%	5.20%	-9.32%	-1.83%	7.07%	7.35%		
BENCHMARK	-0.15%	5.24%	-8.23%	-1.44%	6.43%	6.80%	0.88%	2.14%

QUALITY WEIGHTINGS:



SECTOR WEIGHTINGS:



■ JOHNSON ■ BLOOMBERG INTERMEDIATE US GOV'T/CREDIT BOND INDEX

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
• Chief Executive Officer, Principal
• 31 Years Industry Experience

Michael Leisring, CFA
• Chief Investment Officer - Fixed Income & Portfolio Manager, Principal
• 26 Years Industry Experience

Brandon Zureick, CFA
• Managing Director & Portfolio Manager, Principal
• 16 Years Industry Experience

David Theobald, CFA
• Senior Portfolio Manager, Principal
• 17 Years Industry Experience

Ryan Martin, CFA
• Portfolio Manager, Principal
• 11 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Intermediate Bond Fund, at least through April 30, 2024, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2024. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2024 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

©2024 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.



Johnson Institutional Short Duration Bond Fund

JOHNSON MUTUAL FUNDS

CLASS I: JIBDX CLASS F: JIMDX

AS OF: MARCH 31, 2024

MORNINGSTAR™

OVERALL MORNINGSTAR RATINGS BY CLASS

CLASS I

★★★

CLASS F

★★

KEY FACTS

Class:	Class I	Class F
Ticker:	JIBDX	JIMDX
CUSIP:	479164600	479164816
Share Class Launch Date:	8/31/2000	5/1/2018
Expense Ratio (gross):	0.30%	0.55%
Expense Ratio (net):	0.25%	0.40%
Minimum Investment:	$1,000,000	$500,000

FUND PORTFOLIO CHARACTERISTICS

Fund Benchmark:

ICE BofAML U.S. Corp & Gov't Index, 1-3 Years

Average Credit Quality:	A+
SEC Yield:	4.45% (Class I)
Effective Duration:	2.06 years
Weighted Average Life:	2.25 years
Portfolio Turnover:	32.67% (12-mo.)
Number of Holdings:	103

ANNUALIZED PERFORMANCE

	Class I JIBDX	Class F JIMDX	Benchmark -
1 YEAR:	4.04%	3.88%	3.60%
3 YEAR:	0.15%	0.01%	0.27%
5 YEAR:	1.32%	1.17%	1.38%
10 YEAR:	1.40%	1.28%	1.31%

FUND DESCRIPTION

Johnson Institutional Short Duration Bond Fund is an investment grade domestic fixed income portfolio that aims to provide outperformance over the market index with comparable volatility and greater downside risk protection. The Fund's stated objective is a high level of income over the long term consistent with preservation of capital.

FUND HIGHLIGHTS

- 100% Investment Grade securities
- No derivatives, no high-yield, no foreign currency exposure
- Proprietary quality yield approach

INVESTMENT STRATEGY

- Strict adherence to quality credit discipline
- Overweight "low beta", shorter duration credit
- Utilize longer duration government securities as a credit hedge and for liquidity
- Emphasize intermediate maturity to capture roll return and "off the run" yield premium
- Neutral duration slightly longer than the ICE BofAML U.S. Corp & Gov't Index, 1-3 Years
- In managing the Fund, portfolio managers do not speculate on changes in interest rates

INVESTMENT PHILOSOPHY

The Fund's portfolio management team's philosophy is built on the belief that fixed income plays two crucial roles within a portfolio. First and foremost, we believe fixed income should serve as the anchor of a portfolio – providing stability and protection especially during periods of market volatility. Second, fixed income should be a consistent and reliable source of compounding income. Therefore, the team focuses exclusively on quality securities and only invests in dollar denominated, investment grade rated securities– no derivatives, no currency exposure, and no high-yield.

The team seeks to build portfolios that maximize yield and total return in normal environments, while never sacrificing our high-quality discipline, that aims to provide reliable downside protection during periods of economic and market stress. To accomplish this the Fund is often positioned overweight corporate bonds relative to its benchmark as a way to maximize current income. In order to help limit the Fund's overall spread sensitivity, the Fund generally strives for a shorter spread duration than the index. The Fund's focus on intermediate maturity corporates also provides additional opportunities for both yield curve and credit curve roll return. The team's disciplined credit process further eliminates volatile sectors and issuers which helps mitigate volatility, especially during higher risk periods. Balancing the Fund's tilt toward high-quality intermediate corporate bonds with longer duration government bonds provides an additional hedge to the portfolio and further provides stability to relative performance. While the Fund seeks to provide downside protection, it may not always be able to do so.

Unique to the industry, this Quality Yield approach aims to provide a high degree of both outperformance and consistency during strong and weak environments. When yield spreads are tightening in the market and credit performs well, we believe the portfolio's overweight to the sector may help performance. When spreads are widening and corporate bonds lag in the market, we believe the portfolio's quality emphasis and shorter duration exposure should lead to solid attribution from security selection.

CALENDAR YEAR PERFORMANCE

	1ST QTR 2024	2023	2022	2021	2020	2019	2018	2017
CLASS I - JIBDX	0.55%	4.78%	-4.29%	-0.91%	3.91%	4.65%	1.16%	1.54%
CLASS F - JIMDX	0.51%	4.68%	-4.47%	-1.09%	3.82%	4.36%		
BENCHMARK	0.46%	4.66%	-3.76%	-0.41%	3.35%	4.07%	1.63%	0.86%

QUALITY WEIGHTINGS:


Agency & Treasury
AAA
AA
A
BBB
0%
10%
20%
30%
40%
50%
60%
70%

SECTOR WEIGHTINGS:


MBS
CDs
Utility
Industrial
Treasury
Bank and Finance
Agency
Munis
0%
10%
20%
30%
40%
50%
60%
70%
JOHNSON
ICE BofAML U.S. CORP & GOV'T, 1-3 YRS

FIXED INCOME PORTFOLIO MANAGEMENT TEAM:

Jason Jackman, CFA
- Chief Executive Officer, Principal
- 31 Years Industry Experience

Michael Leisring, CFA
- Chief Investment Officer - Fixed Income & Portfolio Manager, Principal
- 26 Years Industry Experience

Brandon Zureick, CFA
- Managing Director & Portfolio Manager, Principal
- 16 Years Industry Experience

David Theobald, CFA
- Senior Portfolio Manager, Principal
- 17 Years Industry Experience

Ryan Martin, CFA
- Portfolio Manager, Principal
- 11 Years Industry Experience

The data represented herein reflects past performance and is not a guarantee of future results. The return and principal value of your investment will fluctuate and be more or less than their original cost at the time of redemption. Average quality is indicative of the average quality of the securities in the Fund and not the Fund itself. Ratings are based on quality ratings provided by Moody's and Standard & Poor's. The Adviser has contractually agreed to waive a portion (0.05%) of its management fees for the Johnson Institutional Short Duration Bond Fund, at least through April 30, 2024, so that the Management Fee is 0.25% for the period. The Adviser may not unilaterally change the contract until May 1, 2024. Additionally, a portion (0.10%) of the 12b-1 fee is also being waived through April 30, 2024 for the Class F Shares. Absent such arrangements, which cannot be changed without Board approval, the returns may have been lower. For more information, please carefully read the most recent prospectus dated September 15, 2023. To obtain a prospectus for the Fund, please contact Johnson Mutual Funds at 513-661-3100 or 800-541-0170.

Shares in the Fund may fluctuate, sometimes significantly, based on interest rates, market conditions, credit quality and other factors. In a rising interest rate environment, the value of an income fund is likely to fall. Generally, bond values will decline as interest rates rise. The market's behavior is unpredictable and there can be no guarantee that the Fund will achieve its goal. The Fund's performance could be affected if borrowers pay back principal on certain debt securities before or after the market anticipates such payments, shortening or lengthening their duration, and could magnify the effect of the rate increase on such security's price. To the extent the Fund invests more heavily in particular bond market sectors, its performance will be especially sensitive to developments that significantly affect those sectors. When issued/delayed-delivery securities can have a leverage-like effect on the Fund, which may increase fluctuations in the Fund's share price and may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its purchase obligations.

Morningstar depends upon investment firms to provide it with accurate and complete data. To the extent that Morningstar receives data deficient in any way, the data and statistics provided by Morningstar may be compromised. In addition, because the data contained in Morningstar's database are primarily comprised of historical performance statistics neither the data nor Morningstar's analysis of them can be relied upon to predict or assess future performance of an individual investment, any particular industry segment or the totality of all strategies or investment vehicles in a particular industry. Morningstar does not provide investment advice or act as an investment advisor to anyone in any jurisdiction with respect to any information, data, analyses or opinions contained herein. All such information, data, analyses and opinions are subject to change without notice.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-ended funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods.